August 19, 2005

Cicely D. Luckey, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Century Realty Trust
	Form 10-K for year ended December 31, 2004
	Form 10-Q for quarter ended March 31, 2005
	File No. 0-7716

Dear Ms. Luckey:

This is in response to your comment letter dated July 25, 2005, regarding the referenced documents. Following is the Trust's response to those comments:

	Comment #1
	Form 10-K for the fiscal year ended December 31, 2004
	Item 6. Selected Financial Data, page 4

1. Please advise us how your presentation of FFO satisfies all of the provisions of Item 10(e) of Regulation S-K, which includes, but is not limited to, a statement disclosing how the Company's management uses this measure and why they believe it provides useful information to investors regarding your financial condition and the results of operations. Further, tell us your basis for adding back unamortized loan costs written off as this appears to be a recurring item not within the NAREIT definition of FFO. Provide us your proposed disclosures to demonstrate that you will fully comply with all the provisions of Item 10(e) of Regulation S-K or remove the reference to such measure in future filings.

The following is a list of the relevant Regulation S-K, Item 10 (e) provisions and the Trust's compliance therewith, with respect to the disclosure of non-GAAP Funds from Operations (FFO), paraphrased for brevity:

   (e)(i) (A)  The registrant must include a presentation in which GAAP measurements have equal or greater prominence than non-GAAP measurements:
                  Response: Non-GAAP FFO is shown in "Other Data" following "Operating Data" and "Balance Sheet Data" that is extracted from the audited financial statements. FFO is not presented more prominently than GAAP measurements. We will revise our future filings to clearly indicate that FFO is a Non-GAAP measure by changing the FFO description within the Selected Financial Data to read, "Funds From Operations - Non-GAAP Financial Measure".

          (B) The registrant must include a reconciliation that discloses the differences between non-GAAP FFO and its most directly comparable GAAP measure:
                  Response: Our revised presentation is in the form of a schedule that shows reconciling items between net income and FFO. Please see our revised FFO presentation, attached as Exhibit A, which will be used in future filings.

          (C) The registrant must include a statement of reason(s) why FFO provides useful information to investors:
                  Response: The Trust believes that FFO has been disclosed by REIT's and accepted, even demanded, by REIT investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. While FFO is not GAAP, the Trust believes that FFO has achieved a level of general acceptance as an analytical tool. See our revised FFO presentation, attached as Exhibit A, which will be used in future filings.

          (D) If material, the registrant must include a statement disclosing additional purposes, if any, for which management uses FFO:
                  Response: Other than public disclosure for the benefit of investors and other users of the Trust's financial statements, management considers FFO trends in evaluating our own performance.

   (e)(ii)(A) A registrant must not exclude from non-GAAP liquidity measurements liabilities or charges that would have required, or will require, cash settlement:
                  Response: Liabilities or charges that would have required, or will require, cash settlement are not excluded from FFO.

          (B) A registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual:
                  Response: The add-back of unamortized mortgage loan costs incurred in connection with refinancing mortgage loans appears to be a technical violation of the last clause of this section, since similar charges occurred in 2002 and 2004. This violation was inadvertent. Consequently, in future filings that contain FFO, the schedule will not include the add-back, and FFO will be reduced by the amounts previously added back in 2002 and 2004. Management believes that the prominence and transparency afforded this charge in the presentation makes it unlikely that a user has been or would be misled. See our revised FFO presentation, attached as Exhibit A, which will be used in future filings.

  (C) and (D)  The registrant must not present non-GAAP financial measures on the face of the registrant's financial statements, or the face of pro forma financial statements:
                  Response: FFO does not appear in the registrant's financial statements. It only appears under "Other Data" in the Selected Financial Data section of Form 10-K and the Trust's annual report to shareholders.

          (E) The registrant must not use the same or similar titles for non-GAAP measures as are used for GAAP financial measures:
                  Response: FFO is the only non-GAAP measure used by the Trust. Registrant believes the term is not similar to any title used by the Trust for GAAP financial measures.
                  Further, although the terms are not similar, management believes that the footnote explanation of FFO clearly distinguishes it from "Cash provided by operating activities" shown in the consolidated statements of cash flows, and in Selected Financial Data shown immediately above the FFO disclosure.

The remainder of Item 10(e) of Regulation S-K concerns filings that are not annual reports on Form 10-K, reports prepared under non-U.S.GAAP, reports by certain regulated organizations, and certain filings related to business combinations. Those provisions contained in Item 10 (e) do not apply to the Form 10-K to which your comments, and the registrant's responses contained herein, pertain.

	Comment #2
	Form 10-K for the fiscal year ended December 31, 2004
	Note 4. Real Estate Held for Sale and Discontinued Operations, page 22

2. We note that you entered into contracts with separate unrelated parties to sell the Fox Run Apartments and a restaurant property in 2004. We also note that there are a number of contingencies to be resolved before the sales are consummated in 2005. Tell us what these contingencies are, and how you considered paragraph 30(b) of FAS 144.

At December 31, 2004, two investment properties, Fox Run Apartments and a restaurant property, were under contract to be sold to buyers unrelated to the Trust and each other. Both of the properties were deemed to have a high probability of being sold within one year and were, consequently, classified as held for sale.

The restaurant property consisted of land and an unoccupied building that had, until November 2004, been leased to a restaurant operator under a 25-year lease that originated in November 1979. The principal contingencies affecting the sale related to the buyer's ability to obtain acceptable financing, and the buyer's ability to obtain a liquor license for that location. The buyer was successful in satisfying all the contingencies, and the sale was completed without adjustment to contract terms on July 8, 2005.

The other property under contract to be sold was the Fox Run apartments, a 256-unit property in Indianapolis. The prospective buyer of Fox Run had completed the purchase of a 200-unit contiguous apartment property, known as Tomahawk Village apartments, in September 2004. Fox Run was originally built as Phase II of Tomahawk Village and shares with that property the use of access driveways and certain amenities. The current owner of Tomahawk Village (and prospective buyer of Fox Run) acquired that property for rehabilitation financed by low interest rate bonds and certain tax credits. Further, management has identified Fox Run as an asset that is not strategic to the Trust's property portfolio and would prefer to sell this property. Consequently, if the pending sale were not to occur, management would still actively market this property with the intent to sell it as soon as possible. The property is ready for immediate sale in its present condition.

The buyer's purchase contract for Fox Run was executed December 7, 2004, and is contingent on buyer obtaining the same type of financing as was used successfully in the Tomahawk Village purchase. That condition was to have been satisfied or waived on or before April 1, 2005. Due to unforeseen delays obtaining necessary governmental approval for bond financing, the purchaser requested, and the Trust granted, an extension of time until October 30, 2005, for the buyer to satisfy or waive the financing contingency. The financing condition is the primary contingency and is the principal reason that the sale has not yet been completed; nevertheless, it is a usual and customary condition for a sale of an asset of this type and size, and management expects the condition to be satisfied to allow a sale to occur within one year. The remaining contingencies included (a) the buyer obtaining satisfactory title insurance, (b) buyer verifying that there are no restrictive easements or encumbrances, (c) buyer verifying the accuracy of seller's representations,
(d) buyer's inspection of tenant leases, and (e) buyer determination that the physical condition of the property is acceptable. These conditions are clearly usual and customary for this type of asset sale. None of the contingencies are seller-instigated or are of a nature that the seller could use to manipulate the completion or the timing of the sale.

I trust that this responds satisfactorily to the issues included in your letter of July 25, 2005. We understand that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Trust's filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

Century Realty Trust


By /S/David F. White
      Controller

DFW/mn




                                   EXHIBIT A

                           REVISED FFO PRESENTATION

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
ITEM 6. SELECTED FINANCIAL DATA (Excluding all data except that related to FFO)

In thousands, except per share data and number of apartments

Years ended December 31            2004      2003      2002      2001      2000
-----------------------            ----      ----      ----      ----      ----
Funds From Operations -
 Non-GAAP financial measure:(b)
  Net income (loss)             $ 2,647   $  (541)  $   689   $   749   $ 1,110
  Less gain on sale
   of property                   (2,690)        -         -         -         -
  Add investment property
   depreciation                   1,658     1,741     1,796     1,801     1,774
  Deduct investment property
   depreciation attributed to
   minority interest                (67)      (69)      (88)     (109)     (137)
                                -------   -------   -------   -------   -------
Funds From Operations           $ 1,548   $ 1,131   $ 2,397   $ 2,441   $ 2,747
                                -------   -------   -------   -------   -------
                                -------   -------   -------   -------   -------

(b) It is accepted practice in the real estate industry to evaluate the performance of Real Estate Investment Trusts (REITs), in part, by a non-GAAP financial measure called "Funds from Operations" (FFO). We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We consider FFO in evaluating our own operating performance. We believe that FFO should be considered along with, but not as an alternative to, net income and cash flow determined in accordance with generally accepted accounting principles (GAAP), as a measure of our activities.

    Funds from operations is defined as net income excluding gains and losses from the sale of real estate, extraordinary items, the cumulative effects of accounting changes and property related depreciation and amortization all determined on a consistent basis in accordance with GAAP. FFO does not represent cash flow from operations, and should not be considered an alternative to net income as a measure of operating performance.